Filed pursuant to Rule 424(b)(3)

File No. 333-237750

UNITED STATES OIL FUND, LP

Supplement dated December 7, 2020

to

Prospectus dated June 12, 2020

 ___________________________________________________

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States Oil Fund, LP (“USO”) dated June 12, 2020 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 11 of the Prospectus before you decide to invest.

Macquarie Futures USA LLC to Serve as a Futures Commission Merchant for USO

Effective December 3, 2020, USO has engaged Macquarie Futures USA LLC to serve as an additional futures commission merchant. USO’s relationships with RBC Capital Markets, LLC, RCG Division of Marex Spectron, and E D & F Man Capital Markets Inc. will remain in place.

In light of the foregoing, the section entitled “Futures Commission Merchant” beginning on page 49 of the Prospectus is revised to add the following text at the end of the section:

Macquarie Futures USA LLC

Effective December 3, 2020, USO has engaged Macquarie Futures USA LLC (“MFUSA”) to serve as an additional futures commission merchant. The Customer Agreement between USO and MFUSA requires MFUSA to provide services to USO in connection with the purchase and sale of Oil Futures Contracts and Other Oil-Related Investments that may be purchased or sold by or through MFUSA for USO’s account. Under this agreement, USO pays MFUSA commissions for executing and clearing trades on behalf of USO.

MFUSA’s primary address is 125 West 55th Street, New York, NY 10019. MFUSA is registered in the United States with the CFTC as an FCM providing futures execution and clearing services covering futures exchanges globally. MFUSA is a member of various U.S. futures and securities exchanges.

MFUSA is a large broker dealer subject to many different complex legal and regulatory requirements. As a result, certain of MFUSA’s regulators may from time to time conduct investigations, initiate enforcement proceedings and/or enter into settlements with MFUSA with respect to issues raised in various investigations. MFUSA complies fully with its regulators in all investigations which may be conducted and in all settlements it may reach. As of the date hereof, MFUSA has no material litigation to disclose as that term is defined under the U.S. Commodity Exchange Act and the regulations promulgated thereunder.

MFUSA will act only as clearing broker for USO and as such will be paid commissions for executing and clearing trades on behalf of USO. MFUSA has not passed upon the adequacy or accuracy of this disclosure document. MFUSA will not act in any supervisory capacity with respect to USCF or participate in the management of USCF or USO.

MFUSA is not affiliated with USO or USCF. Therefore, neither USCF nor USO believes that there are any conflicts of interest with MFUSA or its trading principals arising from its acting as USO’s FCM.

Calculation of the Indicative Fund Value

The disclosure regarding the methodology for calculating USO’s indicative fund value as set forth under the section entitled “Calculating Per Share NAV” starting on page 76 of the Prospectus has been amended and restated in its entirety to provide greater detail on the valuation of USO’s investments for purposes of calculating USO’s indicative fund value.

Calculating Per Share NAV

USO’s per share NAV is calculated by:

•	Taking the current market value of its total assets;

•	Subtracting any liabilities; and

•	Dividing that total by the total number of outstanding shares.

The Administrator calculates the per share NAV of USO once each NYSE Arca trading day. The per share NAV for a normal trading day is released after 4:00 p.m. Eastern time. Trading during the core trading session on the NYSE Arca (normally 9:30 a.m. to 4:00 p.m. Eastern time. The Administrator uses the NYMEX closing price (determined at the earlier of the close of the NYMEX or 2:30 p.m. Eastern time) for the Oil Futures Contracts traded on the NYMEX, but calculates or determines the value of all other USO investments (including Oil Futures Contracts not traded on the NYMEX, Other Oil-Related Investments and Treasuries) using market quotations, if available, or other information customarily used to determine the fair value of such investments as of the earlier of the close of the NYSE Arca or 4:00 p.m. Eastern time, in accordance with the current Administrative Agency Agreement among the Administrator, USO and USCF. “Other information” customarily used in determining fair value includes information consisting of market data in the relevant market supplied by one or more third parties including, without limitation, relevant rates, prices, yields, yield curves, volatilities, spreads, correlations or other market data in the relevant market; or information of the types described above from internal sources if that information is of the same type used by USO in the regular course of its business for the valuation of similar transactions. The information may include costs of funding, to the extent costs of funding are not and would not be a component of the other information being utilized. Third parties supplying quotations or market data may include, without limitation, dealers in the relevant markets, end-users of the relevant product, information vendors, brokers and other sources of market information.

In addition, in order to provide updated information relating to USO for use by investors and market professionals, ICE Data Indices, LLC calculates and disseminates throughout the core trading session on each trading day an updated indicative fund value. The indicative fund value is calculated by using the prior day’s closing per share NAV of USO as a base and updating that value throughout the trading day to reflect changes in the most recently reported trade prices for the Oil Futures Contracts and Other Oil-Related Investments held by USO. The indicative fund value share basis disseminated during NYSE Arca core trading session hours should not be viewed as an actual real time update of the per share NAV, because the per share NAV is calculated only once at the end of each trading day based upon the relevant end of day values of USO’s investments.

The indicative fund value is disseminated on a per share basis every 15 seconds during the regular NYSE Arca core trading session hours of 9:30 a.m. Eastern time to 4:00 p.m. Eastern time. The normal trading hours of the NYMEX are 6:00 p.m. Eastern time to 5:00 p.m. Eastern time the next day and its closing settlement price is set as of 2:30 p.m. Eastern time. ICE Futures normal trading hours for its Oil Futures Contracts are 8:00 p.m. Eastern Time until 6:00 p.m. Eastern time the next day. ICE Futures also sets its settlement price as of 2:30 p.m. Eastern time each trading day. The indicative fund value: (1) from 9:30 a.m. Eastern time to 2:30 p.m. Eastern time includes the real-time prices of the USO’s holdings of Oil Futures Contracts traded on the NYMEX and ICE Futures; and (2) thereafter, from that time to the close of the NYSE Arca core trading session, is based on the 2:30 p.m. settlement prices of Oil Futures Contracts traded on the NYMEX and ICE Futures, which are the same prices used for valuing such contracts in determining USO’s official end of day NAV. Therefore, a static indicative fund value is disseminated between the time the settlement price is published (at approximately 2:30 p.m. Eastern time) for NYMEX and ICE Futures and the close of the NYSE Arca core trading session.

In addition, the indicative fund value calculation includes other Oil Futures Contracts (i.e., other than Oil Futures Contracts traded on NYMEX or ICE Futures) and Other Oil-Related Investments held by USO by using the prices of the Oil Futures Contracts traded on NYMEX or ICE Futures referenced in, or used as the basis for, the prices of these other Oil Futures Contracts and Other Oil-Related Investments. Such other Oil Futures Contracts and Other Oil-Related Investments, like Oil Futures Contracts traded on the NYMEX and ICE Futures referenced above, also are valued using the real-time prices of Oil Futures Contracts traded on the NYMEX and ICE Futures up until approximately 2:30 p.m. Eastern Time, and, thereafter, to the close of the NYSE Arca Core Trading Session, based on the 2:30 p.m. settlement prices of Oil Futures Contracts traded on the NYMEX and ICE Futures. Therefore, the prices in the indicative fund value relating to such other Oil Futures Contracts and Other Oil-Related Investments are static between the time the settlement price is published for NYMEX and ICE Futures and the close of the NYSE Arca Core Trading Session. While the end of day value of Treasuries, cash and cash equivalents are included in USO’s prior end of day NAV, to which changes in the value of Oil Futures Contracts and Other Oil-Related Investments are applied in calculating the indicative fund value, intraday changes in the value of Treasuries, cash and cash equivalents are not applied in calculating the indicative fund value

ICE Data Indices, LLC disseminates the indicative fund value through the facilities of CTA/CQ High Speed Lines. In addition, the indicative fund value is available through online information services such as Bloomberg and Reuters.

Dissemination of the indicative fund value provides additional information that is not otherwise available to the public and is useful to investors and market professionals in connection with the trading of USO shares on the NYSE Arca. Investors and market professionals are able throughout the trading day to compare the market price of USO and the indicative fund value.

USO reserves the right to adjust the Share price of USO in the future to maintain convenient trading ranges for investors. Any adjustments would be accomplished through stock splits or reverse stock splits. Such splits would decrease (in the case of a split) or increase (in the case of a reverse split) the proportionate net asset value per Share, but would have no effect on the net assets of the Fund or the proportionate voting rights of shareholders or limited partners.

Litigation and Claims

USO filed a supplement, dated August 6, 2020 (the “Prior Prospectus Supplement”) to the Prospectus that, among other things, disclosed a purported class action initiated by Robert Lucas, individually and on behalf of others similarly situated (the “Lucas Class Action”). The complaint filed in the Lucas Class Action has been amended to add parties and amend the claims set forth therein. Accordingly, the following description amends and restates the disclosure included in the Prospectus Supplement regarding the Lucas Class Action in its entirety:

In re: United States Oil Fund, LP Securities Litigation

On June 19, 2020, USCF, USO, John P. Love, and Stuart P. Crumbaugh were named as defendants in the Lucas Class Action (the “Initial Lucas Class Complaint”). The Initial Lucas Class Complaint alleges that, beginning in March 2020, in connection with USO’s registration and issuance of additional USO shares, USCF, USO, and the other defendants in the Initial Lucas Class Action failed to disclose to investors in USO certain extraordinary market conditions and the attendant risks that caused the demand for oil to fall precipitously, including the COVID-19 global pandemic and the Saudi Arabia-Russia oil price war. Plaintiff alleges that USCF, USO, and the other defendants in the Initial Lucas Class Action possessed inside knowledge about the consequences of these converging adverse events on USO and did not sufficiently acknowledge them until late April and May 2020, after USO suffered losses and was allegedly forced to abandon its investment strategy. The Court thereafter consolidated the Initial Lucas Class Action with two related putative class action complaints and appointed a lead plaintiff. The consolidated class action is pending in the U.S. District Court for the Southern District of New York under the caption In re: United States Oil Fund, LP Securities Litigation, Civil Action No. 1:20-cv-04740. The consolidated class action seeks to certify a class and award the class compensatory damages at an amount to be determined at trial.

On November 30, 2020, the lead plaintiff filed an amended complaint in In re: United States Oil Fund, LP Securities Litigation (the “Amended Lucas Class Complaint”). In addition to amending the Initial Lucas Class Complaint with respect to the underlying facts, including revising the start of the class period to February 2020, and adding claims under the Securities Act of 1933, the Amended Lucas Class Complaint added as defendants directors of USCF (Nicholas D. Gerber, Andrew F Ngim, Robert L. Nguyen, Peter M. Robinson, Gordon L. Ellis, and Malcolm R. Fobes III); marketing agent (ALPS Distributors, Inc.); and Authorized Participants (ABN Amro, BNP Paribas Securities Corporation, Citadel Securities LLC, Citigroup Global Markets, Inc., Credit Suisse Securities USA LLC, Deutsche Bank Securities Inc., Goldman Sachs & Company, J.P. Morgan Securities Inc., Merrill Lynch Professional Clearing Corporation, Morgan Stanley & Company Inc., Nomura Securities International Inc., RBC Capital Markets LLC, SG Americas Securities LLC, UBS Securities LLC, and Virtu Financial BD LLC).

USCF, USO, and the other defendants in In re: United States Oil Fund, LP Securities Litigation intend to vigorously contest such claims and move for their dismissal.